Ladenburg Thalmann & Co. Inc.

640 5th Ave., 4th Floor

New York, NY 10019

February 4, 2021

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention: Jonathan Burr

Re:	Venus Acquisition Corporation
Registration Statement on Form S-1
(File No. 333-251507)

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Venus Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Monday, February 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between February 3, 2021 and the date hereof, 800 copies of the Preliminary Prospectus dated February 3, 2021 have been distributed as follows: 10 to prospective underwriters and dealers, 50 to institutional investors and 740 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC

By:	/s/ Steven Kaplan
Name: Steven Kaplan
Title: Head of Capital Markets